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                                    FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                            REPORT OF FOREIGN ISSUER
                            ------------------------


                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                            For the month of May 2005


                             AETERNA ZENTARIS INC.
                      ------------------------------------

                        1405, boul. du Parc-Technologique
                                 Quebec, Quebec
                                 Canada, G1P 4P5
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                             Form 20-F        Form 40-F    X
                                       ------            ------

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

                                  Yes       No   X
                                      -----    -----

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-
                                   -----



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                                 DOCUMENTS INDEX
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Documents Description
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
1.              Press release dated May 26, 2005 -AEterna Zentaris Holds Annual
                Shareholders' Meeting
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                                                                AETERNA ZENTARIS


Aeterna Zentaris Inc. 1405 du Parc-Technologique Blvd.
Quebec (Quebec) Canada G1P 4P5 T 418 652-8525 F 418 652-0881
www.aeternazentaris.com




                                                           PRESS RELEASE
                                                           For immediate release


AETERNA ZENTARIS HOLDS ANNUAL SHAREHOLDERS' MEETING

MONTREAL, QUEBEC, MAY 26, 2005 - AEterna Zentaris Inc. (TSX: AEZ, NASDAQ: AEZS) held its Annual Shareholders' Meeting earlier today at the Ritz-Carlton Hotel in Montreal. Gilles Gagnon, President and Chief Executive Officer of AEterna Zentaris, along with other company officials, discussed achievements for 2004 and year-to-date and also gave an outlook for the coming months.

"2004 was a year of solid growth and development for our Company," said Gilles Gagnon. "The year clearly demonstrated the established worth and steadily growing potential of our pipeline, thereby gradually building value for the Company and its shareholders. We made important advancements at every stage of the process that characterizes success in the biopharmaceutical industry: in the laboratory, clinical testing, alliance-making, acquisitions and above all, in accessing the marketplace. Over the next twelve months, we will aggressively pursue our growth strategy in order to attain our long-term goal of making AEterna Zentaris, a fully-integrated biopharmaceutical company with its own sales force in oncology," added Mr. Gagnon.

Prof. Jurgen Engel, Executive Vice President, Global R&D and Chief Operating Officer of AEterna Zentaris, further commented that in 2004, the Company focused its efforts on the advancement of its clinical pipeline, with particular emphasis on cetrorelix and perifosine. "Following the successful completion of a broad Phase II program with cetrorelix, we are very appreciative of the commitment and substantial financial support that our partners are providing to the strategic late-stage development program of this product in endometriosis and in benign prostate hyperplasia. The development program of perifosine is also making great strides as demonstrated by the recent initiation of two Phase II trials in breast cancer by our North American partner, Keryx Biopharmaceuticals, who also reported encouraging interim data of a Phase II trial in prostate cancer last week. Furthermore, we will initiate our own additional Phase II trials with perifosine in combination with radiotherapy for multiple forms of cancer in the upcoming months. With an exciting R&D portfolio on hand, we remain committed to generating sustainable shareholder value through the preclinical and clinical advancement of our drug candidates," concluded Prof. Engel.

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                                                                AETERNA ZENTARIS

FINANCIAL POSITION

"Our financial position remains strong with $66.5 million in consolidated cash and short-term investments, of which $50 million are dedicated to the aggressive pursuit of our biopharmaceutical activities in collaboration with our partners," commented Dennis Turpin, Vice President and Chief Financial Officer at AEterna. "Our subsidiary, Atrium, which recently completed a successful initial public offering, is a strategic asset for our Company as we now have a 50.3%-stake in Atrium whose market capitalization reaches nearly $300 million."

SHAREHOLDERS MEETING HIGHLIGHTS

2004 AND YEAR-TO-DATE ACHIEVEMENTS

>>       MARKETED PRODUCTS

         Impavido(R)(miltefosine) - Received additional marketing approval in Colombia and Germany

>>       CLINICAL DEVELOPMENT

         Cetrorelix
         o Successful completion of a 7 Phase II trial program in gynaecology and urology
         o Commitment by Solvay, Shionogi and Nippon Kayaku to fully complete the late-stage development program in endometriosis and benign prostate hyperplasia (BPH)
         Perifosine
         o    Phase II results in multiple forms of cancer
         o    Recent initiation by Keryx of Phase II trials in breast cancer
         D-63153
         o    Progressed to Phase II trial for prostate cancer and BPH
         Teverelix
         o    Phase II trial results in prostate cancer
         o    Initiation of Phase II trial in BPH
         AN-152
         o Progressed to Phase I trial in breast, ovarian and endometrium cancer
         EP-1572
         o    Phase I results
         o    Progressed to Phase I trial in growth hormone related disease

>>       SUBSIDIARY ATRIUM

         o    Sales of $177M and operating income of $26.1M in 2004
         o    Strategic acquisitions
                  Pure Encapsulations Inc. (United States)
                  MultiChem (Canada)
         o    Successful IPO in April 2005 / TSX: ATB.sv


                                       2
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                                                                AETERNA ZENTARIS

OUTLOOK 2005

The Company's specific goals for 2005 include:

>>       MARKETED PRODUCTS

         Impavido(R)
         o    Obtain additional marketing approvals

>>       CLINICAL DEVELOPMENT

         Cetrorelix
         o Pursue full development program in endometriosis with Solvay, as well as in BPH with Shionogi and Nippon Kayaku
         Perifosine
         o Initiate Phase II trials in combination with radiotherapy and/or chemotherapy
         D-63153
         o Initiate Phase II trial program in prostate cancer and BPH with Spectrum

>>       PRECLINICAL DEVELOPMENT

         Advance one or more preclinical products into clinical development stage

ABOUT AETERNA ZENTARIS INC.

AEterna Zentaris Inc. is an oncology and endocrine therapy focused biopharmaceutical company with proven expertise in drug discovery, development and commercialization. The Company's broad 20 product pipeline leverages six different therapeutic approaches, including LHRH antagonists and signal transduction inhibitors. The lead LHRH antagonist compound, cetrorelix, is currently marketed for in vitro fertilization under the brand name Cetrotide(R). Cetrorelix is also in late-stage clinical development for endometriosis and benign prostate hyperplasia (BPH). The lead signal transduction inhibitor compound, perifosine, is an orally-active AKT inhibitor that is in several Phase II trials for multiple cancers.

AEterna Zentaris owns 50.3% of Atrium Biotechnologies Inc. (TSX: ATB.sv), a leading developer, manufacturer and marketer of value-added products for the cosmetics, pharmaceutical, chemical and nutritional industries.

News releases and additional information about AEterna Zentaris are available on its Web site www.aeternazentaris.com.
             -----------------------

FORWARD-LOOKING STATEMENTS

This press release contains forward-looking statements made pursuant to the safe harbor provisions of the U.S. Securities Litigation Reform Act of 1995. Forward-looking statements involve known and unknown risks and uncertainties, which could cause the Company's actual results to differ materially from those in the forward-looking statements. Such risks and uncertainties include, among others, the availability of funds and resources to pursue R&D projects, the successful and timely completion of

                                       3
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                                                                AETERNA ZENTARIS

clinical studies, the ability of the Company to take advantage of business opportunities in the pharmaceutical industry, uncertainties related to the regulatory process and general changes in economic conditions. Investors should consult the Company's quarterly and annual filings with the Canadian and U.S. securities commissions for additional information on risks and uncertainties relating to the forward-looking statements. Investors are cautioned not to rely on these forward-looking statements. The Company does not undertake to update these forward-looking statements.

                                      -30-

CONTACTS:

MEDIA RELATIONS
Paul Burroughs
(418) 652-8525 ext. 406
paul.burroughs@aeternazentaris.com
----------------------------------

INVESTOR RELATIONS
Ginette Vallieres
(418) 652-8525 ext. 265
ginette.vallieres@aeternazentaris.com
-------------------------------------

EUROPE
Matthias Seeber
+49-6942602-3425
matthias.seeber@zentaris.com
----------------------------


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                                    SIGNATURE
                                    ---------

             Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                            AETERNA ZENTARIS INC.


Date:  May 26, 2005         By:  /s/Mario Paradis
-------------------              -----------------------------------------------
                                 Mario Paradis
                                 Senior Finance Director and Corporate Secretary